West Fraser Timber Co. Ltd.
Condensed Consolidated Balance Sheets
(in millions of United States dollars, except where indicated - unaudited)

		March 31,	December 31,
	Note	2022	2021
Assets
Current assets
Cash and short-term investments		$1,816	$1,568
Receivables		802	508
Income taxes receivable		7	42
Inventories	5	1,360	1,061
Prepaid expenses		35	38
		4,020	3,217
Property, plant and equipment		4,011	4,100
Timber licences		364	368
Goodwill and other intangible assets		2,419	2,440
Export duty deposits	14	248	242
Other assets		64	58
Deferred income tax assets		4	8
		$11,130	$10,433

Liabilities
Current liabilities
Payables and accrued liabilities		$890	$848
Current portion of reforestation and decommissioning obligations		48	46
Income taxes payable		194	312
		1,132	1,206
Long-term debt	6	499	499
Other liabilities	7	242	360
Deferred income tax liabilities		696	712
		2,569	2,777
Shareholders’ Equity
Share capital	9	3,317	3,402
Retained earnings		5,513	4,503
Accumulated other comprehensive loss		(269)	(249)
		8,561	7,656
		$11,130	$10,433
The number of Common shares and Class B Common shares outstanding at April 28, 2022 was 101,653,230.

West Fraser Timber Co. Ltd.
Condensed Consolidated Statements of Earnings and Comprehensive Earnings
(in millions of United States dollars, except where indicated - unaudited)

		Three Months Ended
		March 31,	March 31,
	Note	2022	2021

Sales		$3,110	$2,343

Costs and expenses
Cost of products sold		1,177	1,039
Freight and other distribution costs		220	181
Export duties, net	14	27	37
Amortization		157	122
Selling, general and administration		94	78
Equity-based compensation		(5)	7
Impairment charges	15	13	—
		1,683	1,464

Operating earnings		1,427	879

Finance expense, net		(7)	(13)
Other	10	—	4
Earnings before tax		1,420	870
Tax provision	11	(330)	(205)
Earnings		$1,090	$665

Earnings per share (dollars)
Basic	12	$10.35	$6.96
Diluted	12	$10.25	$6.96

Comprehensive earnings
Earnings		$1,090	$665
Other comprehensive earnings
Items that may be reclassified to earnings
Translation (loss) gain on operations with different functional currency		(20)	1
Items that will not be reclassified to earnings
Actuarial gain on retirement benefits, net of tax	8	94	89
		74	90
Comprehensive earnings		$1,164	$755

West Fraser Timber Co. Ltd.
Condensed Consolidated Statements of Changes in Shareholders' Equity
(in millions of United States dollars, except where indicated - unaudited)

		Three Months Ended
		March 31,	March 31,
	Note	2022	2021

Share capital
Balance - beginning of period		$3,402	$481
Issuance of Common shares	9	—	3,487
Repurchase of Common shares for cancellation	9	(85)	(51)
Balance - end of period		$3,317	$3,917

Contributed surplus
Balance - beginning of period		$—	$—
Acquired equity-settled share option plan		—	14
Equity-settled share option expense		—	1
Balance - end of period		$—	$15

Retained earnings
Balance - beginning of period		$4,503	$2,237
Actuarial gain on retirement benefits, net of tax	8	94	89
Repurchase of Common shares for cancellation	9	(148)	(51)
Earnings for the period		1,090	665
Dividends declared		(26)	(19)
Balance - end of period		$5,513	$2,921

Accumulated other comprehensive loss
Balance - beginning of period		$(249)	$(240)
Translation (loss) gain on foreign operations		(20)	1
Balance - end of period		$(269)	$(239)

Shareholders' Equity		$8,561	$6,614

West Fraser Timber Co. Ltd.
Condensed Consolidated Statements of Cash Flows
(in millions of United States dollars, except where indicated - unaudited)

		Three Months Ended
		March 31,	March 31,
	Note	2022	2021
Cash provided by operating activities
Earnings		$1,090	$665
Adjustments
Amortization		157	122
Impairment charges		13	—
Finance expense		7	13
Foreign exchange loss		7	6
Export duty	14	(9)	8
Retirement benefit expense		21	25
Contributions to retirement benefit plans		(19)	(13)
Tax provision		330	205
Income taxes paid		(456)	(246)
Other		3	—
Changes in non-cash working capital
Receivables		(287)	(172)
Inventories		(300)	(221)
Prepaid expenses		3	(4)
Payables and accrued liabilities		3	74
		563	462
Cash used for financing activities
Repayment of long-term debt		—	(2)
Repayment of lease obligations		(5)	(2)
Finance expense paid		(2)	(3)
Financing fees paid		—	(3)
Repurchase of Common shares for cancellation		(189)	(93)
Issuance of Common shares		—	5
Dividends paid		(21)	(11)
		(217)	(109)
Cash provided by (used for) investing activities
Acquired cash and short-term investments from Norbord Acquisition[1]		—	642
Angelina Acquisition, net of cash acquired	3	(1)	—
Additions to capital assets		(93)	(62)
Other		2	2
		(92)	582
Change in cash		254	935
Foreign exchange effect on cash		(6)	4
Cash - beginning of period		1,568	461
Cash - end of period		$1,816	$1,400
1.The Norbord Acquisition was a non-cash share consideration transaction, and therefore, only the acquired cash is included in the above cash flow. Changes in Norbord’s cash position incurred subsequent to February 1, 2021 are incorporated into our cash flow statement.

West Fraser Timber Co. Ltd.
Notes to Condensed Consolidated Interim Financial Statements
(figures are in millions of United States dollars, except where indicated - unaudited)
1.Nature of operations
West Fraser Timber Co. Ltd. ("West Fraser", the “Company”, "we", "us" or "our") is a diversified wood products company with more than 60 facilities in Canada, the United States (“U.S.”), the United Kingdom (“U.K.”), and Europe. From responsibly sourced and sustainably managed forest resources, the Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, other residuals and renewable energy. West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers, tissue, and box materials. Our executive office is located at 858 Beatty Street, Suite 501, Vancouver, British Columbia. West Fraser was formed by articles of amalgamation under the Business Corporations Act (British Columbia) and is registered in British Columbia, Canada. Our Common shares are listed for trading on the Toronto Stock Exchange (“TSX”) and on the New York Stock Exchange (“NYSE”) under the symbol WFG.
2.Basis of presentation

These condensed consolidated financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board and use the same accounting policies as the most recent audited annual consolidated financial statements. These condensed consolidated interim financial statements were authorized for issue by the Audit Committee of the Company’s Board of Directors on April 28, 2022. These condensed consolidated interim financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2021. Certain 2021 figures have been reclassified to conform with the current year’s presentation.
3.Business acquisitions

Norbord acquisition
On February 1, 2021, we acquired all of the outstanding shares of Norbord Inc. (“Norbord”). According to the terms of the Norbord Acquisition, Norbord shareholders received 0.675 of a West Fraser share for each Norbord share held. The result was the issuance of 54,484,188 Common shares of West Fraser at a price of US$63.90 per share (CAD$81.94 per share) for $3,482 million.
Included in the Norbord Acquisition are five OSB mills in Canada, seven OSB mills in the U.S., one OSB mill, one MDF plant and two particleboard plants in the U.K., one OSB mill in Belgium, and their related corporate offices.
We have incorporated the North American operations of Norbord into our Panels segment and renamed that segment North America (“NA”) Engineered Wood Products (“EWP”). This segment includes the results from North American operations for OSB, plywood, MDF, and LVL. In addition, we have identified a Europe EWP segment, which includes the results from the U.K. and Belgium operations for OSB, MDF and particleboard. The EWP segments have been separated due to differences in the operating region, customer base, profit margins and sales volumes.
Angelina Forest Products acquisition
On December 1, 2021, we acquired the Angelina Forest Products (“Angelina Acquisition” or “Angelina”) lumber mill located in Lufkin, Texas for cash consideration of $311 million. This acquisition has been accounted for as an acquisition of a business in accordance with IFRS 3, Business Combinations. We have allocated the purchase price based on our estimated fair value of the assets acquired and the liabilities assumed as follows:

West Fraser purchase consideration:
Cash consideration	$311

Fair value of net assets acquired:
Cash	$8
Accounts receivable	7
Inventories	11
Property, plant and equipment	213
Customer relationship intangible	21
Goodwill	58
Payables and accrued liabilities	(7)
$311
Through the process of finalizing the purchase price allocation, we reclassified $21 million from goodwill to customer relationship intangible asset.
4.Seasonality of operations

Our operating results are subject to seasonal fluctuations that may impact quarter-to-quarter comparisons. Consequently, interim operating results may not proportionately reflect operating results for a full year.

Market demand varies seasonally, as homebuilding activity and repair-and-remodelling work are generally stronger in the spring and summer months. Extreme weather conditions, including wildfires in Western Canada and hurricanes in the U.S. South, may periodically affect operations, including logging, manufacturing and transportation. Log inventory is typically built up in the Northern regions of North America and Europe during the winter to sustain our lumber and EWP production during the second quarter when logging is curtailed due to wet and inaccessible land conditions. This inventory is generally consumed in the spring and summer months.
5.Inventories

	March 31,	December 31,
	2022	2021
Manufactured products	$549	$446
Logs and other raw materials	604	412
Materials and supplies	207	203
	$1,360	$1,061
Inventories at March 31, 2022 were subject to a valuation reserve of $3 million (December 31, 2021 - $6 million) to reflect net realizable value being lower than cost.
6.Operating loans and long-term debt
Operating loans

As at March 31, 2022, our credit facilities consisted of a $1 billion committed revolving credit facility which matures July 2026, $35 million of uncommitted revolving credit facilities available to our U.S. subsidiaries, and a $6 million (CAD$8 million) demand line of credit dedicated to our jointly‑owned newsprint operation.

As at March 31, 2022, our revolving credit facilities were undrawn (December 31, 2021 - undrawn) and the associated deferred financing costs of $1 million (December 31, 2021 - $1 million) were recorded in other assets. Interest on the facilities is payable at floating rates based on Prime, Base Rate Advances, Bankers’ Acceptances, or London Inter-Bank Offered Rate (“LIBOR”) Advances at our option.

In addition, we have credit facilities totalling $139 million (December 31, 2021 - $137 million) dedicated to letters of credit. Letters of credit in the amount of $65 million (December 31, 2021 - $65 million) were supported by these facilities.
All debt is unsecured except the $6 million (CAD$8 million) jointly-owned newsprint operation demand line of credit, which is secured by that joint operation’s current assets.
Long-term debt

	March 31,	December 31,
	2022	2021
Senior notes due October 2024; interest at 4.35%	$300	$300
Term loan due August 2024; floating interest rate	200	200
Notes payable	1	1
	501	501
Less: deferred financing costs	(2)	(2)
Less: current portion	—	—
	$499	$499
Interest rate swap contracts
At March 31, 2022, we had interest rate swap contracts to pay fixed interest rates (weighted average interest rate of 1.14%) and receive variable interest rates equal to 3-month LIBOR on $200 million notional principal amount of indebtedness. These interest rate swap agreements fix the interest rate on the $200 million term loan floating rate debt disclosed in the long-term debt table above. These agreements mature in August 2024.
The interest rate swap contracts are accounted for as a derivative, with the related changes in the fair value included in Other on the condensed consolidated statements of earnings and comprehensive earnings. For the three months ended March 31, 2022, a gain of $7 million (2021 - gain of $3 million) was recognized in relation to the interest rate swap contracts. The fair value of the interest rate swap contracts at March 31, 2022 was an asset of $6 million recorded in other assets (December 31, 2021 - liability of $1 million).
7.Other liabilities

		March 31,	December 31,
	Note	2022	2021
Retirement liabilities	8	$46	$168
Long-term portion of reforestation		71	59
Long-term portion of decommissioning		24	25
Export duties	14	67	69
Interest swap contracts	6	—	1
Other		34	38
		$242	$360
8.Retirement benefits
We maintain defined benefit and defined contribution pension plans covering most of our employees. The defined benefit plans generally do not require employee contributions and provide a guaranteed level of pension payable for life based either on length of service or on earnings and length of service, and in most cases do not increase after commencement of retirement. We also provide group life insurance, medical and extended health benefits to certain employee groups.

The status of the defined benefit pension plans and other retirement benefit plans, in aggregate, is as follows:

	March 31,	December 31,
	2022	2021
Projected benefit obligations	$(1,194)	$(1,378)
Fair value of plan assets	1,176	1,239
Impact of minimum funding requirements	(2)	(2)
	$(20)	$(141)
Represented by
Retirement assets	$26	$27
Retirement liabilities	(46)	(168)
	$(20)	$(141)
The significant actuarial assumptions used to determine our balance sheet date retirement assets and liabilities are as follows:

	March 31,	December 31,
	2022	2021
Discount rate	4.09%	3.03%
Future compensation rate increase	3.60%	3.60%
The actuarial gain on retirement benefits, included in other comprehensive earnings, is as follows:

	Three Months Ended
	March 31,	March 31,
	2022	2021
Actuarial gain	$125	$118
Tax provision	$(31)	$(29)
	$94	$89
9.Share capital
Authorized
400,000,000 Common shares, without par value
20,000,000 Class B Common shares, without par value
10,000,000 Preferred shares, issuable in series, without par value
Issued

	March 31, 2022		December 31, 2021
	Number	Amount	Number	Amount
Common	101,073,132	$3,317	103,647,256	$3,402
Class B Common	2,281,478	—	2,281,478	—
Total Common	103,354,610	$3,317	105,928,734	$3,402
For the three months ended March 31, 2022, we issued no Common shares under our share option plans (2021 - 77,600 Common shares) and no Common shares under our employee share purchase plan (2021 - 2,316 Common shares).

Share repurchases
On February 23, 2022, we renewed our normal course issuer bid (“NCIB”) allowing us to acquire up to 10,194,000 Common shares for cancellation until the expiry of the bid on February 22, 2023.
For the three months ended March 31, 2022, we repurchased 2,574,124 Common shares at an average price of $90.15 per share under this NCIB.
10.Other

	Three Months Ended
	March 31,	March 31,
	2022	2021
Foreign exchange loss	$(7)	$(6)
Gain on interest rate swap contracts	7	3
Other	—	7
	$—	$4
11.Tax provision
The tax provision differs from the amount that would have resulted from applying the B.C. statutory income tax rate to earnings before tax as follows:

	Three Months Ended
	March 31,	March 31,
	2022	2021
Income tax expense at statutory rate of 27%	$(383)	$(235)
Rate differentials between jurisdictions and on specified activities	48	28
Non-taxable (deductible) amounts	9	(2)
Other	(4)	4
Tax provision	$(330)	$(205)
12.Earnings per share
Basic earnings per share is calculated based on earnings available to Common shareholders, as set out below, using the weighted average number of Common shares and Class B Common shares outstanding.
Certain of our equity-based compensation plans may be settled in cash or Common shares at the holder’s option and for purposes of calculating diluted earnings per share, the more dilutive of the cash-settled and equity-settled method is used, regardless of how the plan is accounted for. Share options that are accounted for using the cash-settled method will require adjustments to the numerator and denominator if the equity-settled method is determined to have a dilutive effect as compared to the cash-settled method.
The numerator under the equity-settled method is calculated based on earnings available to Common shareholders adjusted to remove the cash-settled equity-based compensation expense (recovery) charged to earnings and deducting a notional charge using the equity‑settled method, as set out below. All adjustments to earnings are tax-effected, when applicable. The denominator under the equity-settled method is calculated using the treasury stock method. Share options under the equity-settled method are considered dilutive when the average market price of our Common shares during the period disclosed exceeds the exercise price of the share option.
The equity-settled method was more dilutive for the three months ended March 31, 2022 and an adjustment was required for both the numerator and denominator. The cash-settled method was more dilutive for the three months ended March 31, 2021 and no adjustment was required for the numerator or denominator.

A reconciliation of the numerator and denominator used for the purposes of calculating diluted earnings per share is as follows:

	Three Months Ended
	March 31,	March 31,
	2022	2021
Earnings
Numerator for basic EPS	$1,090	$665
Cash-settled recovery included in earnings	(6)	—
Equity-settled expense adjustment	(1)	—
Numerator for diluted EPS	$1,083	$665

Weighted average number of shares (thousands)
Denominator for basic EPS	105,236	95,670
Effect of dilutive equity-based compensation	366	—
Denominator for diluted EPS	105,602	95,670

Earnings per share (dollars)
Basic	$10.35	$6.96
Diluted	$10.25	$6.96

13.Segment and geographical information

Three Months Ended	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
March 31, 2022
Sales
To external customers	$1,484	$1,214	$171	$241	$—	$3,110
To other segments	17	3	—	—	(20)	—
	$1,501	$1,217	$171	$241	$(20)	$3,110
Cost of products sold	(530)	(386)	(140)	(141)	20	(1,177)
Freight and other distribution costs	(97)	(71)	(37)	(15)	—	(220)
Export duties, net	(27)	—	—	—	—	(27)
Amortization	(46)	(83)	(9)	(17)	(2)	(157)
Selling, general and administration	(51)	(30)	(9)	(7)	3	(94)
Equity-based compensation	—	—	—	—	5	5
Impairment charges	—	—	(13)	—	—	(13)
Operating earnings	$750	$647	$(37)	$61	$6	$1,427
Finance expense, net	(6)	(1)	(1)	(2)	3	(7)
Other	(6)	5	—	—	1	—
Earnings before tax	$738	$651	$(38)	$59	$10	$1,420

Three Months Ended	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
March 31, 2021
Sales
To external customers	$1,275	$779	$177	$112	$—	$2,343
To other segments	25	2	—	—	(27)	—
	$1,300	$781	$177	$112	$(27)	$2,343
Cost of products sold	(490)	(364)	(125)	(87)	27	(1,039)
Freight and other distribution costs	(91)	(48)	(33)	(9)	—	(181)
Export duties, net	(37)	—	—	—	—	(37)
Amortization	(39)	(54)	(9)	(17)	(3)	(122)
Selling, general and administration	(36)	(16)	(8)	(5)	(13)	(78)
Equity-based compensation	—	—	—	—	(7)	(7)
Operating earnings	$607	$299	$2	$(6)	$(23)	$879
Finance expense, net	(5)	(1)	(2)	—	(5)	(13)
Other	7	—	1	—	(4)	4
Earnings before tax	$609	$298	$1	$(6)	$(32)	$870
The geographic distribution of external sales based on the location of product delivery is as follows:

	Three Months Ended
	March 31,	March 31,
	2022	2021
United States	$2,273	$1,636
Canada	440	407
U.K. and Europe	233	117
Asia	156	182
Other	8	1
	$3,110	$2,343

14.Countervailing (“CVD”) and antidumping (“ADD”) duty dispute

Additional details can be found in note 25 - Countervailing (“CVD”) and antidumping (“ADD”) duty dispute of our consolidated financial statements for the year ended December 31, 2021.
Developments in CVD and ADD rates

We began paying CVD and ADD duties in 2017 based on the determination of duties payable by the United States Department of Commerce (“USDOC”). The CVD and ADD cash deposit rates are updated based on the USDOC’s Administrative Review (“AR”) for each Period of Investigation (“POI”), as summarized in the tables below.
On January 31, 2022, the USDOC released the preliminary results from AR3 POI covering the 2020 calendar year, which indicated a rate of 8.46% for CVD and 4.63% for ADD for West Fraser. The duty rates are subject to an appeal process, and we will record an adjustment once the rates are finalized. If the AR3 rates were to be confirmed, it would result in a U.S. dollar recovery of $43 million for the POI covered by AR3. This adjustment would be in addition to the amounts already recorded on our balance sheet. If these rates are finalized, our combined cash deposit rate would be revised to 13.09%.
On March 9, 2022, the USDOC initiated AR4 POI covering the 2021 calendar year. No respondents have been selected yet, but we expect to be selected as a mandatory respondent, which will result in West Fraser continuing to be subject to a company-specific rate.
The respective Cash Deposit Rates, the AR POI Final Rate, and the West Fraser Estimated ADD Rate for each period are as follows:

Effective dates for CVD	Cash Deposit Rate	AR POI Final Rate
AR1 POI
April 1, 2018 - August 24, 2017	24.12%	6.76%
August 25, 2017 - December 27, 2017	—%	—%
December 28, 2017 - December 31, 2017	17.99%	6.76%
January 1, 2018 - December 31, 2018	17.99%	7.57%
AR2 POI
January 1, 2019 - December 31, 2019	17.99%	5.08%
AR3 POI[1]
January 1, 2020 - November 30, 2020	17.99%	n/a
December 1, 2020 - December 31, 2020	7.57%	n/a
AR4 POI[2]
January 1, 2021 - December 1, 2021	7.57%	n/a
December 2, 2021 - December 31, 2021	5.06%	n/a
AR5 POI[3]
January 1, 2022 – January 9, 2022	5.06%	n/a
January 10, 2022 – March 31, 2022	5.08%	n/a
1.On January 31, 2022, the USDOC issued a preliminary CVD rate. The CVD rate for the AR3 POI will be adjusted when AR3 is complete and the USDOC finalizes the rate, which is not expected until the third quarter of 2022.
2.The CVD rate for the AR4 POI will be adjusted when AR4 is complete, and the USDOC finalizes the rate, which is not expected until 2023.
3.The CVD rate for the AR5 POI will be adjusted when AR5 is complete and the USDOC finalizes the rate, which is not expected until 2024.

Effective dates for ADD	Cash Deposit Rate	AR POI Final Rate	West Fraser Estimated Rate
AR1 POI
June 30, 2017 - December 3, 2017	6.76%	1.40%	1.46%
December 4, 2017 - December 31, 2017	5.57%	1.40%	1.46%
January 1, 2018 - December 31, 2018	5.57%	1.40%	1.46%
AR2 POI
January 1, 2019 - December 31, 2019	5.57%	6.06%	4.65%
AR3 POI[1]
January 1, 2020 - November 29, 2020	5.57%	n/a	3.40%
November 30, 2020 - December 31, 2020	1.40%	n/a	3.40%
AR4 POI[2]
January 1, 2021 - December 1, 2021	1.40%	n/a	6.80%
December 2, 2021 - December 31, 2021	6.06%	n/a	6.80%
AR5 POI[3]
January 1, 2022 - March 31, 2022	6.06%	n/a	3.79%
1.On January 31, 2022, the USDOC issued a preliminary ADD rate. The ADD rate for the AR3 POI will be adjusted when AR3 is complete and the USDOC finalizes the rate, which is not expected until the third quarter of 2022.
2.The ADD rate for the AR4 POI will be adjusted when AR4 is complete, and the USDOC finalizes the rate, which is not expected until 2023.
3.The ADD rate for the AR5 POI will be adjusted when AR5 is complete and the USDOC finalizes the rate, which is not expected until 2024.
Impact on results

The following table reconciles our cash deposits paid during the period to the amount recorded in our earnings statement:

	Three Months Ended
($ millions)	March 31, 2022	March 31, 2021
Cash deposits[1]	$(36)	$(29)
Adjust to West Fraser Estimated ADD rate[2]	9	(8)
Export duties, net	(27)	(37)
1.Represents combined CVD and ADD cash deposit rate of 8.97% from January 1, 2021 to December 1, 2021, 11.12% from December 2 to December January 9, 2022, and 11.14% from January 10, 2022 to March 31, 2022.
2.Represents adjustment to West Fraser Estimated ADD rate of 3.79% for Q1-22 and 3.77% for Q1-21.
Notwithstanding the deposit rates assigned under the investigations, our final liability for CVD and ADD will not be determined until each annual administrative review process is complete and related appeal processes are concluded. As of March 31, 2022, export duties paid and payable on deposit with the USDOC were $706 million.
Impact on balance sheet
Each POI is subject to independent administrative review by the USDOC, and the results of each POI may not be offset.
Export duty deposits receivable is represented by:

March 31, 2022
Beginning of period	$242
Export duties recognized as duty deposits receivable	7
Interest recognized on duty deposits receivable	(1)
End of period	$248

For AR4, we have recorded a duty payable related to ADD for the difference between the Cash Deposit Rate and our West Fraser Estimated Rate of 6.80%.
Export duties payable is represented by:

March 31, 2022
Beginning of period	$69
Export duties payable related to AR4	$(2)
End of period	67
15.Impairment charges
During the quarter ended March 31, 2022, management approved a plan to permanently reduce the capacity at our pulp mill in Hinton, Alberta. One of Hinton pulp mill’s two production lines will shut, and the remaining line will produce Unbleached Kraft Pulp rather than Northern Bleached Softwood Kraft Pulp. As a result, we recorded impairment charges of $13 million during the quarter ended March 31, 2022 relating to equipment that will be decommissioned permanently as part of the transition to Unbleached Kraft Pulp.
16.Subsequent event
On April 26, 2022, we commenced a substantial issuer bid (“SIB”) pursuant to which the Company has offered to purchase from shareholders for cancellation up to $1.25 billion of our outstanding Common shares. The SIB will proceed by way of a “modified Dutch auction” procedure with a tender price range from $80.00 to $95.00 per share. The SIB will expire on June 2, 2022, unless extended or withdrawn. Upon expiry of the SIB, the Company will determine the lowest purchase price (which will be not less than $80.00 per share and not more than $95.00 per share) that will allow it to purchase the maximum number of shares properly tendered to the SIB, and not properly withdrawn, having an aggregate purchase price not exceeding $1.25 billion. We have suspended share repurchases under our current NCIB, and no NCIB purchases will be made until after the expiration of the SIB if and when we determine to recommence repurchases under the NCIB.